SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO  § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 7 for KALI P. CHAUDHURI, M.D.)*
(Amendment No. 1 for KPC RESOLUTION COMPANY, LLC)*

Integrated Healthcare Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45821T 10 8
(CUSIP Number)

Kali P. Chaudhuri, M.D.
6800 Indiana Avenue, Suite 130
Riverside, CA 92506
(951) 782-8812

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box *.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)
(Page 1 of 6 Pages, Excluding Exhibits)

CUSIP No. 45821T 10 8	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Kali P. Chaudhuri, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 437,601,334 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 437,601,334 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,601,334 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.55% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The calculations contained on this page include (i) 30,600,000 shares that have been issued to Kali P. Chaudhuri, M.D. (subject to downward adjustment pursuant to a Settlement Agreement, General Release and Covenant Not to Sue dated March 25, 2009 between Kali P. Chaudhuri, M.D., the Issuer and certain other parties, including other stockholders of the Issuer, as filed with the Securities and Exchange Commission as Exhibit 10.1 to the Issuer’s Form 8-K filed on April 7, 2009), and (ii) 309,000,000 shares underlying warrants that are exercisable by Kali P. Chaudhuri, M.D. or KPC Resolution Company, LLC within 60 days, and assume 255,307,262 shares of Issuer’s common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 45821T 10 8	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS KPC Resolution Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,000,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 139,000,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.25% (1)
14	TYPE OF REPORTING PERSON OO

(1)
The calculations contained on this page include 139,000,000 shares that KPC Resolution Company, LLC may acquire upon exercise of warrants that are exercisable within 60 days and assume 255,307,262 shares of Issuer’s common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 45821T 10 8	SCHEDULE 13D	Page 4 of 6 Pages

  EXPLANATORY NOTE

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Kali P. Chaudhuri, M.D. ("Dr. Chaudhuri") hereby files this Amendment No. 7 to Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on December 8, 2006 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 12, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on July 24, 2008, Amendment No. 3 to Schedule 13D filed with the Commission on November 6, 2008, Amendment No. 4 to Schedule 13D filed with the Commission on February 2, 2009, Amendment No. 5 to Schedule 13D filed with the Commission on April 10, 2009, and Amendment No. 6 to Schedule 13D filed with the Commission on April 21, 2010 relating to the common stock of the Issuer.

Pursuant to Rule 13d-2(a) promulgated under the Exchange Act, KPC Resolution Company, LLC ("KPC") hereby files this Amendment with the Commission.  This Amendment amends and supplements the Schedule 13D originally filed by KPC with the Commission on April 21, 2010 relating to the common stock of the Issuer.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in Dr. Chaudhuri’s original Schedule 13D, as previously amended (the "Schedule 13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Dr. Chaudhuri and KPC each are referred to herein as a "Reporting Person" and together as the "Reporting Persons".

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented to reflect the following:

The Reporting Persons currently intend to acquire ownership of up to 100% of the outstanding shares of common stock of the Issuer. The Reporting Persons intend to negotiate with members of the Issuer’s board of directors, management and other stockholders of the Issuer with regard to these matters.  If the Issuer is not currently eligible to terminate the registration of its common stock under Section 12(g)(4) of the Exchange Act, the acquisition by the Reporting Persons of additional shares of common stock of the Issuer may cause the Issuer to become eligible to terminate such registration.  If registration of the common stock of the Issuer under the Exchange Act is terminated, the common stock of the Issuer will cease to be authorized to be quoted on the OTC Bulletin Board.

CUSIP No. 45821T 10 8	SCHEDULE 13D	Page 5 of 6 Pages

Except as set forth in the Schedule 13D, as amended by this Amendment, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the following matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of the registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.  The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 of this filing.

CUSIP No. 45821T 10 8	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2010	/s/ Kali P. Chaudhuri, M.D.
Kali P. Chaudhuri, M.D.

Dated: December 10, 2010	KPC Resolution Company, LLC
	By:	/s/ Kali P. Chaudhuri, M.D.
	Name:	Kali P. Chaudhuri, M.D.
	Its:	Manager